UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C

FORM 11-K

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-12379

First Financial Bancorp 401(k) Savings Plan
225 East Fifth Street, Suite 700
Cincinnati, OH 45202

First Financial Bancorp
225 East Fifth Street, Suite 700
Cincinnati, OH 45202

Financial Statements and Supplemental Schedules

First Financial Bancorp 401(k) Savings Plan

Years ended December 31, 2011 and 2010
with Report of Independent Registered Public Accounting Firm

First Financial Bancorp 401(k) Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules	14
Schedule H, line 4a-Schedule of Delinquent Participant Contributions	15
Schedule H, line 4i-Schedule of Assets (Held at End of Year)	16

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors
First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, and schedule of delinquent participant contributions for the year ended December 31, 2011, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                 /s/ ERNST & YOUNG LLP

Cincinnati, Ohio
June 27, 2012

First Financial Bancorp 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010

Assets
Cash	$14,206	$4,869
Investments-at fair value:
First Financial Bancorp common stock	12,341,063	13,790,611
Common and collective trusts	12,271,912	12,089,184
Mutual funds	24,993,209	23,369,916
Total investments	49,606,184	49,249,711
Receivables:
Interest and dividends	199,890	76,521
Contributions	242,392	—
Total assets	50,062,672	49,331,101

Liabilities
Payable to trustee	242,392	—
Total liabilities	242,392	—

Net assets reflecting investments at fair value	49,820,280	49,331,101

Adjustment from fair value to contract value
for fully benefit-responsive investment contract	(36,354)	(210,131)

Net assets available for benefits	$49,783,926	$49,120,970

See accompanying Notes to Financial Statements.

First Financial Bancorp 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2011	2010

Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(2,942,719)	$5,922,937
Interest and dividends	1,479,819	1,015,395
Total investment (loss) income	(1,462,900)	6,938,332

Contributions:
Employer	2,499,605	2,549,887
Participants	4,925,967	4,899,745
Rollovers	199,195	762,548
Other additions	30	231,798
Total contributions	7,624,797	8,443,978

Deductions:
Benefits paid to participants	(5,498,941)	(5,367,575)
Total deductions	(5,498,941)	(5,367,575)

Net increase	662,956	10,014,735

Net assets available for benefits beginning of year	49,120,970	39,106,235
Net assets available for benefits end of year	$49,783,926	$49,120,970

See accompanying Notes to Financial Statements.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following brief description of the First Financial Bancorp 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more information.

First Financial Bancorp (the Plan Sponsor) is the sponsor of the plan. First Financial Bancorp (the Plan Administrator) is the administrator of the plan.

General

The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all associates of the Plan Sponsor and affiliates. Prior to July 1, 2010, eligible associates were required to be age twenty-one or older. After July 1, 2010, there is no age requirement to participate in the Plan. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants' discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Funding

Employer contributions to the Plan are equal to 100% of the participant's contribution up to the first 3% of the participant's eligible salary on a before-tax basis, and 50% of the participant's contribution on the next 2% of the participant's eligible salary on a before-tax basis, up to a maximum employer contribution of 4%. Participant and employer contributions are invested as designated by the participant. Prior to July 1, 2010, employer contributions were initially invested in the Federated Stock and Bond Fund or as designated during the enrollment by the participant. After July 1, 2010, all employer contributions are invested as designated by the participant. Employer contributions are fully vested upon contribution to the Plan.

Participants may elect to make contributions to the Plan of up to 50% of their eligible salary on a before-tax basis. Prior to January 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis.

Participating Corporations

The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those associates which the Plan determines to be eligible.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit Payments

Participants may elect an in-service, non-hardship distribution comprised of the participant's after-tax contributions and rollover accounts and the earnings on these accounts.

Active participants may withdraw before-tax contributions only if the participant can prove “financial hardship” as defined by the Plan Document. Any distribution of before-tax funds results in a six month suspension of participation in the Plan. Earnings on the participant's before-tax contributions are not eligible for distribution prior to termination or retirement.

Beginning July 1, 2010, active participants, upon or after attainment of age 59 ½, may elect an in-service, non-hardship distribution of all or a portion of their vested account balance. Prior to July 1, 2010, participants could not elect in-service, non-hardship distributions.

Benefits are recorded when paid.

Participants' Accounts

Each participant's account is credited with the participant's contributions and the Company's matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant's account balances, as defined.
Plan Termination

Although the Plan Sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA. In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as changes in interest rates, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual realized amounts could differ materially from those estimates.

Valuation of Investments

Investments in individual mutual funds are held with Bank of America, N.A. as of July 1, 2010. Prior to July 1, 2010, First Financial Bank was the trustee. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Security transactions are recorded on the trade date. See Note 4 for further discussion and disclosures related to fair value measurements.

The Invesco Stable Value Retirement Trust invests in fully benefit-responsive investment contracts through a common and collective trust. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements to clarify certain existing fair value disclosures and require a number of additional disclosures including a requirement to present changes in Level 3 measurements on a gross basis. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. The provisions of ASU 2010-06 became effective for the Plan for the annual reporting period ended December 31, 2011 but did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits as they only affect fair value disclosures.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended FASB ASC Topic 820 to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC Topic 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent five percent or more of the Plan's net assets are as follows:

	December 31,
	2011	2010
Common stock:
First Financial Bancorp common stock	$12,341,063	$13,790,611
Common and collective trusts:
Invesco Stable Value Ret CL 5 (at contract value)*	7,235,421	—
ML Equity Index Trust I	5,036,491	4,933,929
Mutual funds:
Blackrock Global Allocation (A)	4,940,058	5,095,757
Thornburg International	3,495,260	3,801,323
Hartford Dividend	3,260,123	3,055,768
Pimco Total Return Fund (A)	3,236,188	2,788,784
Prudential Jennison Small Comp	3,087,973	3,328,159
Federated Capital Preservation Fund	—	6,348,870

*The fair value of the Plan's investment in the Invesco Stable Value Ret CL 5 fund was $7,199,067 at December 31, 2011.

Previous funds invested in the Federated Capital Preservation Fund transferred to Merrill Lynch on July 1, 2010 and remained in the Federated Capital Preservation Fund until transferred to the Invesco Stable Value Retirement Trust in 2011. New contributions to the Federated Capital Preservation Fund after July 1, 2010 went to the Merrill Lynch Retirement Preservation Trust Fund, which as of December 31, 2010 was in the process of liquidation, and therefore all the wrap contracts had been terminated. These funds were also transferred to the Invesco Stable Value Retirement Trust in 2011.

The Plan's investments (including investments purchased, sold and held during the year) (depreciated) appreciated in carrying value as follows:

	December 31,
	2011	2010
First Financial Bancorp common stock	$(1,357,342)	$2,985,607
Common and collective trusts	90,289	979,733
Mutual funds	(1,675,666)	1,957,597
Net (depreciation) appreciation	$(2,942,719)	$5,922,937

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement, establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	If the asset of liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3
Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and December 31, 2010, respectively.

	Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
First Financial Bancorp common stock (a)	$12,341,063	$—	$—	$12,341,063
Common and collective trusts (b)	—	12,271,912	—	12,271,912
Mutual funds:(c)
U.S. equities	14,422,021	—	—	14,422,021
International equities	10,571,188	—	—	10,571,188
Total assets at fair value	$37,334,272	$12,271,912	$—	$49,606,184

	Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
First Financial Bancorp common stock (a)	$13,790,611	$—	$—	$13,790,611
Common and collective trusts (b)	—	12,089,184	—	12,089,184
Mutual funds:(c)
U.S. equities	12,731,716	—	—	12,731,716
International equities	10,638,200			10,638,200
Total assets at fair value	$37,160,527	$12,089,184	$—	$49,249,711

(a)	This category includes investments valued at the closing price reported on the active market on which the individual securities are traded.

(b)
This category includes common collective trust funds. The Invesco Stable Value Retirement Trust is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(c)	This category includes mutual funds and money market funds that are valued at the net asset value (NAV) of shares held by the Plan at year-end.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is tax-exempt. In accordance with Revenue Procedures 2010-06 and 2005-16, the Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Transactions with Parties-in-Interest

Administrative and other service fees are paid by the Plan Sponsor. The Plan is not charged for administrative services performed on its behalf by First Financial Bancorp.

The Plan holds units of common/collective trust funds managed by Bank of America, N.A., the trustee of the Plan. The Plan also invests in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however they are exempt from the prohibited transactions rules under ERISA. The Plan received $458,861 and $321,756 in common stock dividends from the Plan Sponsor during 2011 and 2010, respectively.

First Financial Bank, N.A., an affiliate of the Plan Sponsor, was the Plan Trustee through July 1, 2010.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$49,783,926	$49,120,970
Add: Adjustment from fair value to contract value
for fully benefit-responsive contracts	36,354	210,131
Less: Amounts allocated to withdraw participant funds	14,206	—
Net assets available for benefits per
the Form 5500	$49,806,074	$49,331,101

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2011

Net increase in net assets available for benefits per the financial statements	$662,956
Change in benefits payable to participants	(14,206)
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(173,777)
Net income per the Form 5500	$474,973

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

8. Delinquent Participant Contributions

During 2011 and 2010, the Plan Sponsor was untimely in remitting certain participant contributions in the amount of $612 and $508, respectively. Late remittances of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Plan Sponsor remitted the 2011 delinquent participant contributions to the Plan by January 20, 2012 and reimbursed the Plan for lost earnings in the amount of $31 on June 11, 2012. The Plan Sponsor remitted the 2010 delinquent participant contributions to the Plan and reimbursed the Plan for lost earnings in the amount of $10 by March 9, 2011. Related excise taxes for 2011 will be paid by the Plan Sponsor in 2012 and were paid by the Plan Sponsor in 2011.

Supplemental Schedules

First Financial Bancorp 401(k) Savings Plan
EIN 31-1042001/Plan 002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2011

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$612	$0	$612(1)	$0	$0

(1)
Represents delinquent participant contributions from various 2011 pay periods. The Plan Sponsor remitted lost earnings to the Plan of $31 and will file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2012.

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

		Number of	Current
Identity of Issue/Description of Asset		Shares/Units	Market Value**

Common stock:
	First Financial Bancorp common stock*	741,650	$12,341,063

Common and collective trusts:
	Invesco Stable Value Retirement CL 5	7,199,067	7,235,421
	ML Equity Index Trust I*	48,072	5,036,491
	Total common and collective trusts		12,271,912

Mutual funds:
	Blackrock Global Allocation (A)	272,030	4,940,058
	Columbia Small Cap Core Fund (A)	25,219	363,652
	Dreyfus Opportunistic Mid Cap (A)	51,638	1,385,461
	Hartford Dividend	170,687	3,260,123
	Invesco International Small (A)	83,466	1,497,373
	JP Morgan US Equity Fund CL A	32,488	31,627
	Lazard Emerging Markets Open	18,556	319,173
	Loomis Sayles Strategic Income (A)	24,415	350,845
	Mainstay Large Cap Growth (R2)	48,534	333,910
	Nationwide Mid Cap Market Index	21,781	286,197
	Perkins Small Cap Value Fund	6,271	127,492
	Pimco All Asset All Authority (A)	92,580	923,026
	Pimco Total Return Fund (A)	297,718	3,236,188
	Prudential Jennison Mid-Cap (A)	6,137	170,562
	Prudential Jennison Small Comp	155,175	3,087,973
	Templeton Global Bond Fund CL (A)	51,451	638,499
	Thornburg International	145,940	3,495,260
	Victory Established	10,091	255,790
	Total mutual funds		24,993,209
	Total investments		$49,606,184

*	Represents a party-in-interest to the Plan

**	Cost information is not required for participant-directed investments, and therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP
401(K) SAVINGS PLAN

Date: June 27, 2012	By:	/s/ Jennifer Quehl-Gessendorf
Jennifer Quehl-Gessendorf
First Vice President
Total Rewards Director

/s/ J. Franklin Hall
J. Franklin Hall
Executive Vice President,
Chief Financial Officer, and
Chief Operating Officer